UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 30, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 29, 2009, entitled “APPOINTMENT OF GROUP CHIEF MARKETING OFFICER”.

29 July 2009

APPOINTMENT OF GROUP CHIEF MARKETING OFFICER

Vodafone announces today that Wendy Becker has been appointed as Group Chief Marketing Officer with effect from 1 September 2009. Frank Rovekamp, currently Group Chief Marketing Officer, has decided to leave Vodafone in order to return to his home country, the Netherlands, at the end of the year.

Wendy Becker was previously Managing Director of Talk Talk, a subsidiary of The Carphone Warehouse. Prior to this role she was a Partner at McKinsey & Company with responsibility for the UK consumer practice, which specialises in strategic marketing and commercial solutions for consumer goods and retail companies. Before McKinsey, Wendy worked in various marketing and brand roles at Procter & Gamble.  She will join Vodafone’s Executive Committee and will report to Michel Combes, CEO of Vodafone’s European region.

Vittorio Colao, Chief Executive of Vodafone, said

“I would like to pay tribute to Frank Rovekamp and thank him for his significant contribution to Vodafone as Chief Marketing Officer for the Group, as well as for our operating companies in the Netherlands and Germany. He has played a key role in the delivery of Vodafone’s commercial and innovation strategy.  I am also delighted to welcome Wendy Becker to the executive team, and we look forward to working with her.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 30 , 2009	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary